Exhibit 23.1

We consent to the incorporation by reference in the registration statements on Form S-3 (SEC File No. 333-109528) and Form S-8 (SEC File No. 333-107627) of Argan, Inc. (formerly Puroflow Incorporated) of our report dated February 26, 2003 (except for Part A of Note 10 for which the date is January 21, 2004), relating to the consolidated balance sheet of Argan, Inc. and subsidiaries at January 31, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, appearing in the Annual Report on Form 10-KSB of Argan, inc. for the fiscal year ended January 31, 2004.

 /s/  Rose, Snyder & Jacobs
Rose, Snyder & Jacobs
Encino, California
April 21, 2004